# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: White Pearl Acquisition Corp., CIK 0002081536
CUSIP: G96193100
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 244 Fifth Avenue, Suite #1835, New York, New York (NY), 10001
Date of event which requires filing of this statement: 02/03/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002081537

## Reporting persons
- White Pearl Group Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 4,123,333; shared voting power 0; sole dispositive power 4,123,333; shared dispositive power 0; aggregate amount beneficially owned 4,123,333 (26.3% of the class)
  Comment: The 4,123,333 shares referred to in Rows 5, 7 and 9 includes the Issuer's Class B ordinary shares with no par value ("Class B Ordinary Shares") and the private placement units. The Class B Ordinary Shares will automatically convert into the Issuer's Class A ordinary shares with no par value ("Class A Ordinary Shares") immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333- 290905). Mr. Yun Chen has sole voting and dispositive power over the securities held of record by White Pearl Group Limited. The percentage in Row 11 is based on 11,833,125 Class A Ordinary Shares, including Class A Ordinary Shares underlying the units, and 3,833,333 Class B Ordinary Shares issued and outstanding as of May 11, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026.
- Yun Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 4,123,333; shared voting power 0; sole dispositive power 4,123,333; shared dispositive power 0; aggregate amount beneficially owned 4,123,333 (26.3% of the class)
  Comment: The 4,123,333 shares referred to in Rows 5, 7 and 9 includes the Issuer's Class B Ordinary Shares and the private placement units. The Class B Ordinary Shares will automatically convert into the Issuer's Class A Ordinary Shares immediately following the Issuer's Business Combination and may be converted at any time prior to the Business Combination at the option of the holder, on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333- 290905). Mr. Yun Chen has sole voting and dispositive power over the securities held of record by White Pearl Group Limited. The percentage in Row 11 is based on 11,833,125 Class A Ordinary Shares, including Class A Ordinary Shares underlying the units, and 3,833,333 Class B Ordinary Shares issued and outstanding as of May 11, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026.

## Item 1. Issuer
Name of issuer: White Pearl Acquisition Corp.
Address of issuer's principal executive offices: 244 Fifth Avenue, Suite #1835, New York, NY 10001

## Item 2. Person Filing
Name of person filing: White Pearl Group Limited, Yun Chen (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: C/O White Pearl Acquisition Corp., 244 Fifth Avenue, Suite #1835, New York, NY 10001
Citizenship: White Pearl Group Limited is a British Virgin Islands company. Yun Chen is a citizen of the People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of February 3, 2026, the Reporting Persons may be deemed to beneficially own 4,123,333 of the Issuer's Class A Ordinary Shares and Class B Ordinary Shares. White Pearl Group Limited is the record holder of the ordinary shares reported herein. Mr. Yun Chen has sole voting and dispositive power with respect to the securities held of record by White Pearl Group Limited, and may be deemed the beneficial owner of the securities held by White Pearl Group Limited. This Statement on Schedule 13G (this "Statement") shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 4,123,333 of the Issuer's Class A Ordinary Shares and Class B Ordinary Shares owned by the Reporting Persons constitute 26.3% of the total number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding, assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis or may be converted at any time prior to the Business Combination at the option of the holder, on a one- for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities" in the Issuer's Registration Statement on Form S-1 (File No. 333-290905). The percentage of the total ordinary shares held is based on 11,833,125 Class A Ordinary Shares, including Class A Ordinary Shares underlying the units, and 3,833,333 Class B Ordinary Shares issued and outstanding as of May 11, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2026.
Sole power to vote or to direct the vote: White Pearl Group Limited: 4,123,333 Yun Chen: 4,123,333
Shared power to vote or to direct the vote: White Pearl Group Limited: 0 Yun Chen: 0
Sole power to dispose or to direct the disposition: White Pearl Group Limited: 4,123,333 Yun Chen: 4,123,333
Shared power to dispose or to direct the disposition: White Pearl Group Limited: 0 Yun Chen: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT LIST Exhibit A Joint Filing Agreement, dated as of May 14, 2026 between White Pearl Group Limited and Yun Chen

## Signatures
- White Pearl Group Limited: /s/ Naphat Sirimongkolkasem, Naphat Sirimongkolkasem/Director (05/14/2026)
- Yun Chen: /s/ Yun Chen, Yun Chen/Individual (05/14/2026)